UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-03551

EQT CORPORATION EMPLOYEE SAVINGS PLAN

(Exact name of registrant as specified in its charter)

EQT Corporation

625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania

(412) 553-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the EQT Corporation Employee Savings Plan

(Title of each class of securities covered by this Form)

Common Stock, no par value per share, of EQT Corporation(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

(1)	This Form 15 has no effect on the duty of EQT Corporation (the “Company”) to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the Company’s common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the EQT Corporation Employee Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EQT Corporation Employee Savings Plan

Date: August 13, 2021	By:	/s/ Lesley Evancho
		Name:	Lesley Evancho
		Title:	Chief Human Resources Officer, EQT Corporation Member, EQT Corporation Benefits Investment Committee